Exhibit 99.1

LIFETIME BRANDS REVISES 2006 EPS DUE TO POST-CLOSING ADJUSTMENT IN PURCHASE PRICE OF SYRATECH

$5.7 Million Reduction Results in $0.01 EPS Increase

WESTBURY, N.Y., March 19, 2007 – Lifetime Brands, Inc. (Nasdaq NM: LCUT), a leading designer, marketer and distributor of nationally branded consumer products for the home, today announced that its earnings per share for 2006 totaled $1.14 as compared to the $1.13 announced in its year-end press release dated March 6, 2007. The increase reflects a post-closing reduction in the purchase price for the business and certain assets of Syratech Corporation, which Lifetime acquired in April 2006, due to the conclusion of formal arbitration proceedings.

Lifetime acquired the business and certain assets of Syratech, a designer, importer, manufacturer and distributor of tabletop, home décor and picture frame products, on April 28, 2006. At closing, the Company paid $42.1 million in cash and issued 439,676 shares of the Company’s Common Stock, valued at $12.5 million. A portion of the stock was held in escrow, subject to release based on the finalization of post-closing working capital adjustments and the lapse of the indemnity provisions of the asset purchase agreement.

Determination of the final post-closing working capital adjustments relating to Syratech was the subject of formal arbitration proceedings. On March 5, 2007, a final report was issued by the arbitrator that resulted in a reduction of the total purchase price of approximately $5.7 million. As a result of this reduction, Lifetime will receive back 199,771 of the shares held in escrow at December 31, 2006.

The Company has reflected this reduction of the purchase price for Syratech and the return of shares in its consolidated financial statements included in its Form 10-K filed with the Securities and Exchange Commission on March 15, 2007.

Lifetime Brands is a leading designer, developer and marketer of kitchenware, cutlery & cutting boards, bakeware & cookware, pantryware & spices, tabletop, home décor, picture frames and bath accessories. The Company markets its products under some of the country’s best known brands, including Farberware®, KitchenAid®, Pfaltzgraff®, Cuisinart®, Block® China and Crystal, Calvin Klein®, CasaModa®, Cuisine de France®, Hoffritz®, International Silver®, Joseph Abboud®, Kamenstein®, Melannco®, Nautica®, Pedrini®, Rochard®, Roshco®, Sabatier®, Sasaki®, Towle® Silversmiths, Tuttle®, Wallace®, and :USE®. Lifetime’s products are distributed through almost every major retailer in the United States.

COMPANY CONTACT:	INVESTOR RELATIONS:
Christian G. Kasper Senior Vice President (617) 568-8148 chris.kasper@lifetimebrands.com	Harriet Fried Lippert/Heilshorn & Associates, Inc. (212) 838-3777 hfried@lhai.com

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